P.E. 12/31/01

APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2001(2) **File No.: 0-11378**

TransGlobe Energy Corporation
(Translation of Registrant's Name into English)

#1450, 505 – 3 Street S.W., Calgary, AB T2P 3E6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the *Securities Act and section 151 of the Securities Rules)*; **Ontario** (section 75(2) of the *Securities Act*); **Quebec** (section 73 of the *Securities Act*); **Alberta** (section 118(1) of the *Securities Act*).

Item 1. Reporting Issuer

TransGlobe Energy Corporation
Suite 1450 - 505, 3rd Street SW
Calgary AB T2P 3E6
Tel: (403) 264-9888 Fax: (403) 264-9898

Item 2. Date of Material Change

The Tasour #6 well was equipped and tied into the Tasour Central Production facility and brought on production on December 10, 2001.

Item 3. Press Release

Press release dated December 11, 2001 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on December 11, 2001.

Item 4. Summary of Material Change

TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced increased oil production resulting from additional drilling success on Block 32 in the Republic of Yemen.

Item 5. Full Description of Material Change

Block 32, Yemen (13.81% working interest)

The Tasour #6 development well, which commenced drilling November 10, 2001, has been completed and equipped as a producing oil well. The Tasour #6 well was equipped, tied into the Tasour Central Production Facility and brought on production December 10. Tasour #6 started pumping at an initial rate of 4,500 Bopd thereby increasing the Tasour total field rate to approximately 11,600 Bopd (1,600 Bopd to TransGlobe).

The drilling rig is currently being moved to an exploratory prospect at Asswairy #1 on the northwestern portion of the Block. The Asswairy prospect is on trend with the non-owned discovery at Sharyoof on the adjacent Block 53. The Asswairy #1 test is targeting a pool with a potential recovery of 20 million barrels. It is expected that the Asswairy #1 well will commence drilling in the next 7 to 10 days.

Canada

Drilling has commenced on TransGlobe's (100% working interest) multizone gas test at Cherhill, Alberta. It is anticipated that the well will be drilled and cased prior to year end, with completion and testing scheduled for early in 2002.

Item 6. Reliance on (section 85(2) of the *Securities Act*, British Columbia), (section 75(3) of the *Securities Act*, Ontario), (section 74 of the *Securities Act*, Quebec), (section 118(2) of the *Securities Act*, Alberta).

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officers

For more information, please contact Ross Clarkson, President and CEO, or Lloyd W. Herrick, Vice President and COO, at (403) 264-9888.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 12 day of December, 2001

(signed) Lloyd W. Herrick, Vice-President & COO.

Submitted herewith:

Material Change Form 27 Report dated December 12, 2001 – TransGlobe Energy Corporation announced increased oil production resulting from additional drilling success on Block 32 in the Republic of Yemen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: December 12, 2001

By: ______________________
David C. Ferguson
Vice President & CFO